EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net Income	$1.8	$1.5	$4.4	$3.5
Less: Dividend Requirements on Preferred Stock	0.1	0.1	0.1	0.1

Net Income Applicable to Common Stock	$1.7	$1.4	$4.3	$3.4

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	5,642	5,593	5,634	5,585

Dilutive Effect of Stock Options and Restricted Stock (000’s)	21	14	19	14

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	5,663	5,607	5,653	5,599

Earnings Per Share – Basic	$0.30	$0.25	$0.76	$0.61

Earnings Per Share – Diluted	$0.30	$0.25	$0.76	$0.61